February 28, 2017

Lisa Larkin

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

State Trust; File Nos. 333-212580, 811-23173

Dear Ms. Larkin:

On July 19, 2016, State Trust (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 and the Investment Company Act of 1940 on Form N-1A on behalf of State Trust – Enhanced Ultra Short Duration Mutual Fund (the “Fund”), a series of the Trust.  The Trust has previously revised the disclosure in its prospectus and Statement of Additional information in response to comments given by you.  On February 21, 2017, you provided additional comments via telephone related to Pre-Effective Amendment No. 3 to the Trust’s registration statement, filed on February 7, 2017.  Those comments are summarized below, with corresponding responses following each comment.  Please note that in responses discussing modifications to current disclosure, text that has been stricken-through represents deleted text, and underlined text represents added text.  Any comment-related revisions have been carried over to all relevant parts of the registration statement.  In addition, capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Prospectus.

Prospectus

Comment 1:  We note that the prospectus indicates that the Fund will use the ticker symbol “BILLX.” It is the staff’s view that this ticker symbol reflects a money market fund.  Please modify the ticker symbol to one that does not reflect a money market fund.

Response:  The Fund has modified the ticker symbol it will use to be “STATX.”

Comment 2:  In the summary portion of the prospectus, under “Principal Investment Strategies,” we note the following disclosure:

Under normal market conditions, the Fund primarily invests its net assets (exclusive of proceeds (collateral) received with respect to securities lending, repurchase agreements and reverse repurchase agreement transactions) in U.S. Treasury securities, which include bills, notes, and bonds issued by the U.S. Treasury, that have remaining maturities of three months. The balance of the Fund’s portfolio will consist of a mixture of cash, instruments with remaining maturities of less than three months, and instruments with remaining maturities of longer than three months.

Craig.Foster@ThompsonHine.com Fax: 614.469.3361 Phone: 614.469.3280

Does the disclosure regarding the “balance of the Fund’s portfolio” mean that the Fund will invest only in U.S. Treasury securities, or will the Fund invest in other securities?

Response:  The “balance of the Fund’s portfolio” will be invested in a mixture of cash and U.S. Treasury securities.  As a result, the cited disclosure has been revised to read as follows:

Under normal market conditions, the Fund primarily invests its net assets  (exclusive of proceeds (collateral) received with respect to securities lending, repurchase agreements and reverse repurchase agreement transactions) in U.S. Treasury securities, which include bills, notes, and bonds issued by the U.S. Treasury, that have remaining maturities of three months. The balance of the Fund’s portfolio will consist of a mixture of cash and U.S. Treasury securities, which include bills, notes, and bonds issued by the U.S. Treasury, with remaining maturities of less than three months and remaining maturities of longer than three months.

In addition, the first two sentences of the first paragraph under “More about the Fund’s Principal Investment Strategies” have been revised in their entirety to read as follows:

Under normal market conditions, the Fund primarily invests its net assets  (exclusive of proceeds (collateral) received with respect to securities lending, repurchase agreements and reverse repurchase agreement transactions) in U.S. Treasury securities, which include bills, notes, and bonds issued by the U.S. Treasury, that have remaining maturities of three months. The balance of the Fund’s portfolio will consist of a mixture of cash and U.S. Treasury securities, which include bills, notes, and bonds issued by the U.S. Treasury, with remaining maturities of less than three months and remaining maturities of longer than three months.

Comment 3: In the summary portion of the prospectus, under “Principal Investment Strategies,” we note the following disclosure:

Under normal market conditions, the Fund will invest not less than 80% of its net assets (exclusive of collateral with respect to securities lending, repurchase and reverse repurchase agreement transactions), plus any borrowings for investment purposes, in U.S. Treasury securities, which include bills, notes, and bonds issued by the U.S. Treasury, that have remaining maturities of greater than or equal to one month and less than three months and the Fund will invest over 5% of its assets in repurchase agreements that do not use U.S. government securities.

This disclosure appears seems to conflict with the concept the Fund will invest primarily in instruments that are U.S. Treasury securities that have remaining maturities of three months.  Please reconcile these statements.

Response:  The cited disclosure has been revised in its entirety to read as follows:

Under normal market conditions, the Fund will invest not less than 80% of its net assets (exclusive of collateral with respect to securities lending, repurchase and reverse repurchase agreement transactions), plus any borrowings for investment purposes, in U.S. Treasury securities, which include bills, notes, and bonds issued by the U.S. Treasury, that have remaining maturities of three months, and the Fund will invest over 5% of its assets in repurchase agreements that do not use U.S. government securities.

Comment 4:  The following disclosure appears on page 3 of the prospectus:

Reverse Repurchase Agreement Risk: In the event of the insolvency of the counterparty to a reverse repurchase agreement, recovery of the securities sold by the Fund may be delayed. Because reverse repurchase agreements may be considered to be the practical equivalent of borrowing funds, they constitute a form of leverage.

This appears to be the first time the term “leverage” is used.  Please revise the disclosure to provide a parenthetical definition of the term.

Response:  The cited disclosure has been revised in its entirety to read as follows:

Reverse Repurchase Agreement Risk: In the event of the insolvency of the counterparty to a reverse repurchase agreement, recovery of the securities sold by the Fund may be delayed. Because reverse repurchase agreements may be considered to be the practical equivalent of borrowing funds, they constitute a form of leverage (borrowing).

Comment 5:  We note the following disclosure on page 4 of the prospectus:

New Fund Risk: The Fund is a newly organized and has a limited operating history. The Fund may not be successful in implementing its investment strategy, may not employ a successful investment strategy or may fail to attract sufficient assets under management to realize economies of scale.

Please modify the disclosure to state that the Fund is a “newly organized fund” or that it is “newly organized.”

Response:  The cited disclosure has been revised in its entirety to read as follows:

New Fund Risk: The Fund is newly organized and has a limited operating history. The Fund may not be successful in implementing its investment strategy, may not employ a successful investment strategy or may fail to attract sufficient assets under management to realize economies of scale.

Comment 6:  We note the following disclosure on page 4 of the prospectus:

Withholding Tax Risk:  Whether an investment in the Fund is appropriate for a non-U.S. shareholder (as defined in “Tax Information”) will depend upon the non-U.S. shareholder’s particular circumstances.  Section 871(k) of the Internal Revenue Code of 1986, as amended (the “Code”) provides certain “look-through” treatment to non-U.S. shareholders, permitting qualified interest-related dividends and qualified short-term capital gains not to be subject to U.S. withholding tax.  It should also be noted that withholding would still apply (generally at a 30% rate or lower applicable treaty rate) to the extent that distributions are from the Fund’s interest income from non-U.S. sources. If modifications to the Fund’s strategy are made such that the Fund makes distributions from the Fund’s dividend income or foreign currency gains, such withholding would also apply with respect to these sources of income.  Depending on the circumstances, the Fund may designate all, some, or none of the Fund’s potentially eligible dividends as qualified interest-related dividends or as qualified short-term capital gains.  We strongly urge you to review carefully the discussion under “Tax Information” and to seek advice based on your particular circumstances from an independent tax advisor.

If this is disclosure applicable to any fund, please consider whether it is necessary to include in the prospectus.

Response:  The Registrant, after consideration, has determined to include the cited disclosure as stated.

Comment 7:  We note the following disclosure on page 5 of the prospectus:

Portfolio Manager. Nicholas Abbate, portfolio manager for the Adviser, is the Fund’s Portfolio Manager and is responsible for the day-to-day management of the Fund. He has managed the Fund since inception.

 Please, once known, include the date of the Fund’s inception in this disclosure.

Response: The Registrant will make the suggested revision once the inception date is known.

Comment 8:  In the discussion provided under “More about the Fund’s Principal Investment Strategies,” please indicate where the disclosure required by Item 9(b)(2) of Form N-1A is addressed, or modify the disclosure accordingly to meet this requirement.

Response:  The following disclosure has been added directly after the first paragraph under “More about the Fund’s Principal Investment Strategies”:

The Adviser buys securities with the highest expected total return and/or highest expected liquidity, subject to the Fund’s ultra short duration mandate.  The Adviser sells securities to adjust average portfolio duration as needed and to purchase securities with a higher expected return and/or higher expected liquidity.

Comment 9:  On page 7 of the prospectus, please add a statement that the Fund will provide shareholders with 60 days’ notice of any change in the 80% policy.

Response:  On page 7 of the prospectus, the first paragraph under “Other Information” has been modified to read as follows:

Under normal market conditions, the Fund will invest not less than 80% of its net assets (exclusive of collateral with respect to securities lending, repurchase and reverse repurchase agreement transactions), plus any borrowings for investment purposes, in U.S. Treasury securities, which include bills, notes, and bonds issued by the U.S. Treasury, that have remaining maturities of three months (the “Investment Policy”).  The Fund will provide shareholders with 60 days’ notice of any change to the Investment Policy.

Comment 10:  On page 10 of the prospectus, we note the following disclosure:

The Adviser has currently voluntarily agreed to waive and/or reimburse all expenses of the Fund in order to maintain the Fund’s total annual fund operating expenses at 0.36% of the average daily net assets of the Fund.

Please explain why this disclosure is consistent when the fee table that appears on page 1 of the prospectus does not include a line item for a fee waiver.

Response:  The Registrant currently estimates that total annual fund operating expenses will be 0.36%.  However, in the event that such expenses turn out to be greater than 0.36%, the Adviser has voluntarily agreed to reimburse the Fund as necessary to maintain such expenses at 0.36%.

Comment 11:  On page 11 of the prospectus, at the beginning of the fourth paragraph under “BUYING AND SELLING SHARES,” please disclose how the Fund’s portfolio securities are valued when market quotes are readily available.

Response:  The fourth paragraph under “BUYING AND SELLING SHARES,” has been modified in its entirety to read as follows:

The Fund’s portfolio holdings are valued based on market prices when market quotes are readily available. Securities and other assets for which market quotes are not readily available are valued at fair value as determined in good faith by the Board of Trustees or persons acting at their direction. The Board of Trustees has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available, and has delegated to the Adviser the responsibility for applying the valuation methods. In the event that market quotes are not readily available, and the security or asset cannot be valued pursuant to one of the valuation methods, the value of the security or asset will be determined in good faith by the Board of Trustees, generally based upon recommendations provided by the Adviser.

Comment 12:  Under “How to Purchase Shares,” are there any procedures for non-U.S. shareholders?  If there are non-U.S. shareholder procedures that are different, please describe them.  If they are the same, please state so explicitly.  If the Fund is not offered to non U.S. shareholders, then so state.

Response:  The Registrant has added the following sentence immediately below the heading “How to Purchase Shares”:

The Fund may be purchased by U.S. or non-U.S. shareholders, and the procedure for purchasing shares are the same for both U.S. and non-U.S. shareholders.

Comment 13:  Is the Fund paying for distribution?  If so, it may only do so pursuant to a 12b-1 plan, which requires additional disclosure throughout the prospectus.

Response: The Fund is not paying for distribution; all distribution-related costs, including charges by the Fund’s principal distributor, are paid for by the Fund’s investment adviser.

Comment 14: Item 1(b)(4) of Form N-1A requires that the Fund’s Investment Company Act file number disclosed on page 22 of the prospectus is provided in a font size that is smaller than that generally used in the prospectus.  Please confirm that this is the case.

Response:  The Registrant has modified the cited disclosure to ensure that the font size of the file number cited is smaller than that used generally in the prospectus.

Statement of Additional Information (“SAI”)

Comment 15: In SAI, on page 2, we note the following disclosure:

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI is intended to provide additional information regarding the activities and operations of State Trust – Enhanced Ultra Short Duration Mutual Fund (the “Fund”), a series of State Trust (the “Trust”). This SAI should be read in conjunction with the Fund’s prospectus dated February [__], 2017 (the “Prospectus”).  A copy of the Prospectus may be obtained without charge by writing to the Trust or the Distributor. The Trust’s address is 535 Fifth Avenue, 4th Floor, New York, New York 10017. Capitalized terms used herein that are not defined have the same meaning as in the Prospectus, unless otherwise noted.  The Prospectus is incorporated by reference into this SAI, which means it is legally part of this SAI.

Please ensure that the cited disclosure appears on the cover page in the SAI.

Response:  The Registrant has modified the cited disclosure as follows, and the Registrant will ensure that such disclosure appears on the cover page of the SAI:

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI is intended to provide additional information regarding the activities and operations of State Trust – Enhanced Ultra Short Duration Mutual Fund (the “Fund”), a series of State Trust (the “Trust”). This SAI should be read in conjunction with the Fund’s prospectus dated March [__], 2017 (the “Prospectus”).  A copy of the Prospectus may be obtained without charge by writing to the Trust or the Distributor. The Trust’s address is 5550 Painted Mirage Road, Suite 320, Las Vegas, Nevada  89149. Capitalized terms used herein that are not defined have the same meaning as in the Prospectus, unless otherwise noted.  The Prospectus is incorporated by reference into this SAI, which means it is legally part of this SAI.

Comment 16:  Please include disclosure to address Item 16(f)(1)(vi) of Form N-1A under “DISCLOSURE OF PORTFOLIO HOLDINGS.”

Response:  The following disclosure has been added directly above the paragraph entitled “Compliance with Portfolio Holdings Disclosure Procedures.”

Procedures to Address Potential Conflicts of Interest.  Except as described above, the Fund is prohibited from entering into any arrangements with any person to make available information about the Fund’s portfolio holdings without the specific approval of the Board. The Adviser must submit any proposed arrangement pursuant to which the Adviser intends to disclose the Fund’s portfolio holdings to the Board, which will review such arrangement to determine whether the arrangement is in the best interests of Fund shareholders. Additionally, the Adviser, and any affiliated persons of the Adviser, are prohibited from receiving compensation or other consideration, for themselves or on behalf of the Fund, as a result of disclosing the Fund’s portfolio holdings.

Comment 17:  We note that under “Board of Trustees of the Trust,” it appears that only one Trustee serves on each committee of the Board.  Please explain how the Registrant determined that this was appropriate.

Response:  Each of the three Independent Trustees serves on both the Audit Committee and the Nominating and Corporate Governance Committee.  Please note the footnotes in the chart under “Independent Trustees” on page 10 of the SAI that so indicate.

Comment 18:  We note the following disclosure on page 8 of the SAI:

Mr. Abarbanel holds a professional certification as a securities portfolio manager and advisor in Israel. Mr. Abarbanel is the sole owner of the Adviser. He is the CEO of Plus Trust, an open-end registered investment company that is registered as an exchange traded fund with the Securities and Exchange Commission and is approved to be traded on NASDAQ under the Symbol: ”TBIL.”

Please confirm whether “TBIL” continues to be the correct ticker symbol for Plus Trust, as that trust is continuing to be reviewed by the SEC.

Response: While it is currently the correct ticker symbol for Plus Trust, it is currently anticipated that Plus Trust will deregister as an investment company and that Mr. Abarbanel will continue to remain on as CEO of Plus Trust.  The Registrant undertakes to promptly amend the cited disclosure once such deregistration occurs.

Comment 19:  In the second paragraph of Mr. Logan’s on page 8 of the SAI, as well as in the chart under “Independent Trustees” on page 10 of the SAI, please provide a parenthetical description of the types of business conducted by Matador Platform and Quantex Clearing.

Response:  Matador Platform is software used to administer stock lending transactions, and Quantex Clearing is a registered broker-dealer that performs clearing services and executes stock loan transactions.  The third paragraph of Mr. Logan’s bio on page 8 of the SAI has been modified to read as follows:

Mr. Logan currently works as the head of securities lending for Velocity Capital LLC. Prior to beginning work with Velocity Capital LLC in 2016, Mr. Logan worked at Quantex Clearing (a registered broker-dealer that performs clearing services and executes stock loan transactions) from 2010 until 2016, where he also served as the head of securities lending.  Prior to his work on Quantex Clearing, Mr. Logan worked as a Systems Administrator and Vice President of the Matador Platform (software used to administer stock lending transactions) at All American Technologies from 2004 through 2006 and from 2007 through 2010.

In addition, the description of Mr. Logan’s principal occupation(s) during the past five years has been modified to read as follows:

Head of Securities Lending, Velocity Capital (2016-present); Head of Securities Lending, Quantex Clearing (a registered broker-dealer that performs clearing services and executes stock loan transactions) (2010-2016).

Comment 20:  In the chart under “Independent Trustees” on page 10 of the SAI, please confirm that the number of portfolios in the Fund Complex overseen by Mr. Settineri is “1.”

Response:  The Registrant so confirms.

Comment 21:  We note the following disclosure on page 13 of the SAI:

As to each Independent Trustee and his immediate family members, as of December 31, 2015, no person owned beneficially or of record securities in an investment manager or principal underwriter of the Fund, or a person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with the investment manager or principal underwriter of the Fund.

Please provide this information as of December 31, 2016.

Response:  The Registrant has modified the cited disclosure in its entirety to read as follows:

As to each Independent Trustee and his immediate family members, as of December 31, 2016, no person owned beneficially or of record securities in an investment manager or principal underwriter of the Fund, or a person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with the investment manager or principal underwriter of the Fund.

Comment 22: We note the following disclosure under “Remuneration of Trustees.”

The Trust pays each Independent Trustee an minimum annual retainer of $1,000. In addition to the minimum retainer, each Independent Trustee is entitled to an additional annual $1,000 per average quarterly increase in Fund assets of $50 million (the “Asset-Based Fee”).  The Asset-Based Fee will decrease by $1,000 for each average quarterly decrease in Fund assets of $50 million. The Trust also reimburses each Trustee for travel and other out-of-pocket expenses incurred in attending such meetings. No pension or retirement benefits are accrued as part of Trustee compensation. The Interested Trustee receives no compensation from the Trust for services performed as Trustee.

Please explain how the Registrant determined that an Asset-Based Fee does not present a conflict of interest.

Response:  The Registrant has determined initially that each Independent Trustee is not an “interested person,” as that term is defined in the Investment Company Act of 1940, as amended, and will, on an ongoing basis, confirm that each Independent Trustee continues to fall outside the definition of that term.  In addition, the Registrant notes that as a general matter, in the marketplace, the amount of fund director/trustee compensation tends to increase as the size of the assets overseen increases,  and the Asset-Based Fee is consistent with this approach.  The Registrant believes that these factors mitigate the potential for any conflict of interest presented by the Asset-Based Fee.

Comment 23:  On page 15 of the SAI, please revise the following disclosure:

The Investment Management Agreement is terminable without penalty, on 60 days’ notice, by the Board or by a vote of the holders of a majority (as defined in the 1940 Act) of the Fund’s outstanding voting securities.

to read:

The Investment Management Agreement is terminable without penalty, not more than 60 days’ written notice, by the Board or by a vote of the holders of a majority (as defined in the 1940 Act) of the Fund’s outstanding voting securities.

Response:  The Registrant has made the requested revision.

Comment 24:  On page 19 of the SAI, we note the following disclosure:

Mr. Abarbanel is an outsourced consultant to, and former owner and CEO of, Contact Prime Brokerage, Ltd. (“Contact Prime Brokerage”), an Israeli based firm which specializes in securities lending, issuance of structured notes and the selling of derivatives. The Fund may from time to time enter into a securities lending and/or derivative transaction with a party that has also borrowed securities or purchased structured notes and/or derivatives from Contact Prime Brokerage. Contract Prime Brokerage has agreed that in the event of a default by any such borrower, Contact Prime Brokerage will subordinate its interest to that of the Fund.  Additionally, the Fund’s securities finance transactions detailed in the main principal strategy section of the prospectus will be conducted at market rates or higher for the benefit of the Fund and its shareholders and will be approved by the majority of the Independent Trustees.

Please confirm that the Fund does not anticipate entering into any transactions subject to Section 17 of the Investment Company Act of 1940, as amended.

Response:  The Registrant so confirms.

Comment 25:  On page 20 of the SAI, under “PURCHASE AND REDEMPTION OF SHARES,” please address Item 23(c), paragraphs (2), (3) and (4), as applicable, of Form N-1A.

Response:  Because the Fund’s shares are offered at net asset value, the Registrant does not believe that the disclosures required by Item 23(c), paragraphs (2), (3) and (4) are applicable.

Comment 26:  We note the following disclosure on page 26 of the SAI:

Rafferty Capital Markets, LLC (the “Distributor”) is the principal underwriter and distributor of shares. Its principal address is 1010 Franklin Avenue Suite 300A Garden City, NY 11530 and investor information can be obtained by calling [ ]. The Distributor has entered into an agreement with the Trust which will continue from its effective date unless terminated by either party upon 60 days’ prior written notice to the other party by the Trust or by the Distributor, and which is renewable annually thereafter (the “Distribution Agreement”), pursuant to which it distributes shares. The Distribution Agreement provides that the Distributor, as agent in connection with the distribution of Fund shares, will use best efforts to facilitate the sale of the Fund’s shares. Shares will be continuously offered for sale by the Trust through the Distributor.

If the Distributor will be paid by the Fund, the Fund will need a Rule 12b-1 plan.  If a party other than the Fund will be paying the Distributor, please provide the information required by Item 19(c) of Form N-1A.

Response:  The Distributor will be paid by the Adviser.  As a result, no additional information is required by Item 19(c) of Form N-1A.

Comment 27:  If a Rule 12b-1 plan is required, please attach it as an exhibit to the Registration Statement.

Response:   The Distributor will be paid by the Adviser.  As a result, no Rule 12b-1 plan is required.

______________________________________

If you have any questions or additional comments, please call the undersigned at 614-469-3280.

Very truly yours,

/s/ Craig A. Foster

cc:    Ofer Abarbanel

JoAnn M. Strasser